NO ACT

PE
12-28-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


11005910

February 23, 2011

Frances S. Chang
PG&E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-23-2011

Re: PG&E Corporation
Incoming letter dated December 28, 2010

Dear Ms. Chang:

This is in response to your letter dated December 28, 2010 concerning the shareholder proposal submitted to PG&E by Dennis W. Dubro. We also have received a letter from the proponent dated January 4, 2011 and a letter on the proponent's behalf dated February 15, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Dennis W. Dubro

*** FISMA & OMB Memorandum M-07-16 ***

February 23, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: PG&E Corporation
Incoming letter dated December 28, 2010

The proposal requests that "PG&E Corporation and all its entities remain neutral in any activity relating to the definition of marriage."

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(7) as relating to PG&E's ordinary business operations. In this regard, we note that the proposal relates to contributions to specific types of organizations. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Kevin Pasquinelli, Esq.
Attorney at Law
333 West San Carlos Street
San Jose, CA 95110

Via e-mail to shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentleman;

On October 25, 2010 Mr. Dennis W. Dubro, a PG&E shareholder, submitted a shareholder proposal for the 2011 Proxy Statement and 2011 Annual Shareholder Meeting for PG&E Corporation and Company. The proposal is simple and clear; "The PG&E Board, Corporation, and Company and all their entities are directed to remain neutral in any future activity relating to the *definition* of marriage." (emphasis added) (hereinafter "Proposal") It makes no attempt to interpret marriage or impose restrictions on marriage. Rather, it merely requests PG&E to remain neutral relating to "*the definition of marriage*".

On December 28, 2010 PG&E Corporation requested the SEC concur with its intent to exclude the Proposal from shareholder consideration. In support thereof, PG&E cites Rule 14a-8(i)(7) which, in general, confines "ordinary business" matters to a corporations' management and board of directors.

On January 4, 2011 Mr. Dubro responded to PG&E's letter. This letter supplements Mr. Dubro's letter, and persuasively rebuts PG&E's arguments. Mr. Dubro requests that the SEC not concur with PG&E's arguments and find that there is no substantive ground upon which to exclude the Proposal from shareholder consideration.

Ordinary Business Operations are Excludable. Major Social Policies Issues of Our Day are Not Excludable

Rule 14a-8(i)(7) permits a company to exclude a proposal that "deals with a matter relating to the company's ordinary business operations." The purpose of the exclusion is to reserve to management and the board of directors the day-to-day operation of the company's business, and to avoid involving the stockholders in the details of the company's routine operations by way of the proxy process. Exchange Act Release 34-12999 (November 22, 1976).

In its 1998 release amending the shareholder proposal rule, the Commission essentially returned to analyzing each no-action letter on a case by case basis. According to the Commission, "the relative importance of certain social issues . . . has remerged as a consistent topic of widespread public debate." [1] Since this change the Commission no longer restricts shareholders from submitting important employment and social policy related proposals.

The Commission explained that one rationale for the "ordinary business" exclusion is to permit companies to exclude proposals on matters that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[2] "Examples include management of the workforce, such as hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers."[3] But this exception is subject to proposals that raise "significant social policy issues". Thus, even if a proposal concerned subject matter fundamental to management decision making, it would not be excludable if it raised policy issues so significant that it would be appropriate for a shareholder vote.[4]

As a second rationale for the "ordinary business" exclusion, the Commission pointed to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[5] The Commission noted that the second rationale may be implicated "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."[6]

In view of these decisions the federal court decided *Apache*.[7] The proposal in *Apache* concerned principles in employment practices. The Court recognized that the proposal as a whole sought to affect discrimination but found that three of its principles did not implicate discrimination and thereby concluded that the proposal as a whole did not concern a social policy issue.[8] (largely because it attempted to micro manage the company).

---

[1] 17 CFR 240.14a-8(a) (2006). Rule 14a-8 of the Securities Exchange Act of 1934 governs shareholder proposals. It was re-organized into a "Plain English Question & Answer Format" in 1998 to "make the rule easier for shareholders and companies to understand and follow." Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40,018, Investment Company Act Release No. 23,200, 63 Fed. Reg. 29, 106, 29-106-7 (May 28, 1998) [hereinafter 1998 Change Release]. Available at http://www.sec.gov/rules/final/34-40018.htm.

[2] Exchange Act Release No. 34-40018 (May 21, 1998).

[3] id.

[4] id.

[5] *Id.*

[6] *Id.*

[7] *Apache Corp. v. New York City Emples. Ret. Sys.*, 621 F. Supp. 2d 444 (S.D. Tex. 2008).

[8] Id.

The Commission Acknowledges that Social Policies are Not Excludable

The Commission has found that it is non-excludable to consider whether to close or relocate a company facility[9] because it affected an entire community and dealt with "broad social and economic impact". The Commission also has reconsidered its position on "golden parachute" payments to executives.[10] While this would appear to affect only a handful of executives, or perhaps even a single executive, the Commission has determined that this topic raises significant social policy issues due to widespread public debate. The Commission concluded that any executive compensation was a significant social policy issue.

The Proposal May Be NOT Be Excluded Under Rule 14a-8(i)(7) because It Deals with Matters Related to the Company's Policy and Not Ordinary Business Operations.

The Proposal Raises a Significant Social Policy Issue of Widespread Debate

As noted *supra*, the Commission recognizes that issues of broad social and economic impact or that concern widespread public debate should not be excluded. The *definition of marriage* is a significant social policy issue that clearly transcends day to day business matters. It would be impossible to have a topic with much wider visibility and debate than the *definition of marriage*, which crosses all societal, economic, cultural, and religious boundaries. In fact, it is hard to imagine an area of society, including energy distribution, which is not directly and profoundly effected by decisions regarding the *definition of marriage.*

Proposition 8 has brought this discussion to the forefront. Proponents, and opponents alike, have spent millions of dollars in support, and opposition, to the ballot initiative. If the debate regarding the *definition of marriage* does not rise to the level of a "widespread debate" and a "significant social policy issue", acknowledged by the commission as proper for shareholder consideration, what does?

The Proposal will allow shareholders to direct PG&E management, and its employees, on how to handle tough decisions that face the corporation in the context of a rapidly changing political and social environment. Defining marriage is an ethical concern that society, the public, and legislators must decide. The proposal wishes for PG&E shareholders to confirm that it is others responsibility, not the PG&E board, to *define* marriage.

The Proposal is Not Limited to Charitable Contributions

---

[9] *Pacific Telesis Group, SEC Non-Action Letter, 1989 WL 245523* (Feb 2, 1989).
[10] *Transamerica Corp., SEC Non-Action Letter, 1990 WL 285806* (Jan. 10, 1990).

PG&E attempts to "pigeon hole" the proposal as requesting the company to refrain from making contributions to specific types of organizations, *citing Target, Starbucks, Pfizer, Walgreens, Wachovia,* and others. As mentioned *supra* the proposal is much broader than that and implicates thousands of decisions that PG&E management may make. As such, the issue cannot be cast aside as attempting to restrict merely political giving. In fact, the proposal does not restrict giving to any specific organization or group of organizations. Rather, it attempts to set a neutral policy on defining marriage from within which PG&E should conduct all management operations.

The proposal does not itself define marriage or limit PG&E from executing benefits programs relating to marriage. As society changes the laws defining marriage, PG&E policies so too can change. The Proposal merely restricts PG&E from influencing society's decision regarding the *definition of marriage*.

The Proposal Does not "Micro Manage" the Corporation

The Proposal is not bound by time or activity. It does not limit the amount of time or to whom the neutrality decision would apply. The Proposal is not limited to specific timeframes, events, or people, persons or activities. It is anything but limiting. In the end, unless overturned by another shareholder proposal it would stand in perpetuity and apply to everyone at PG&E and those associated with it.

If Marriage does not Transcend the Boundaries of Day to Day business, What Does?

If Marriage does not transcend the boundaries of day to day business, what does? If Marriage does not qualify as addressing a rapidly changing, passionate societal issue that shareholders should comment and direct the corporate leaders on, what does?

For these reasons the Commission must not concur with PG&E's view that the Proposal concerns an ordinary business concern. Marriage is anything but ordinary business.

Yours truly,



Kevin Pasquinelli, Esq
Attorney for Dennis Dubro
PG&E Shareholder

From:	DWDubro *** FISMA & OMB Memorandum M-07-16 ***
Sent:	Tuesday, January 04, 2011 3:34 PM
To:	shareholderproposals
Cc:	CorporateSecretary@exchange.pge.com
Subject:	FW: Rule 14a-8: PG&E Corporation Request for No-Action Letter re: Dubro Proposal - SEC NAL Request - Dubro 122810
Attachments:	SEC NAL Request - Dubro 122810.pdf

*** FISMA & OMB Memorandum M-07-16 ***

January 4, 2011

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation -- Notice of intent to omit shareholder proposal from proxy materials pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, and request for a No-Action Ruling -- Proposal from Dr Dennis W. Dubro.

Ladies and Gentlemen:

I received this email and attachment, forwarded below, from PG&E Corporation last week regarding their intention to exclude my shareholder proposal from the proxy materials and 2011 annual shareholders' meeting (ref: Rule 14a-8 as cited) and their request for a No-Action Ruling from the Commission.

This is my response and rebuttal to their argument. They claim that my proposal should be excluded because it deals with PG&E's ordinary business operations which the shareholders lack the requisite business perspective to judge and seeks to micro-manage the company.

PG&E's position and argument directly ignore the salient ethical argument of my proposal. My proposal clarifies that PG&E is a regulated monopoly, a public utility, which provides an essential commodity to the community. If anyone wishes to buy electricity, an essential commodity, within the captive service territory of PG&E, they have to purchase it from PG&E. PG&E is guaranteed a profit as well as jobs in a depressed economy from this captive market and therefore has a public trust to live and not use the captive profits to influence social policy which has nothing to do with its business and is beyond its core competence and expertise.

The company cites precedents involving a number of companies -- Target, Starbucks, Walgreen, Wachovia, Verizon, Boeing, Aetna and Bellsouth -- to name a few. It must be pointed out that these companies are not the sole provider of essential commodities in a captive monopolisitic service territory. PG&E is. If a customer of these companies is unhappy with the way these companies are doing business, they have options to purchase their products from another vendor or to substitute other products. That is not the case with PG&E.

Besides being a shareholder of PG&E stock, I am also one of their captive customers of their essential commodity in their regulated service territory. I resent PG&E using profits obtained under regulated duress to promote objectionable social legislation which has nothing to do with their core competence and expertise.

The company argues from various precedents dealing with donations to charitable organizations and calls it ordinary business operations. The captive profits used to fight Proposition 8 in California were a direct intervention into the political election process in an area effecting social change of fundamental proportions -- not simple donations to charities.

We understand that a regulated monopoly may find it in its business interests to make charitable donations back to the community as a means of building good will, and we don't object to that as long as the donations do not give the appearance of some kind of prejudicial bias. We also understand that the political process influences the regulated and business environment of such a monopoly and it seems fair enough for them to spend some shareholder profits to lobby in its favor. But Proposition 8 is a social issue in the community, not a charity, and it is not related to PG&E's business..

At the time of the Proposition 8 election, the City of San Francisco also had an issue on the ballot to take over some of PG&E's service territory. It has been suggested that PG&E gave the donation to defeat Proposition 8 in order to appease the population of San Francisco and discourage passing of the City's proposition. If that were the case, PG&E could argue that it was trying to promote its business interests with the donation. But that again is morally reprehensible -- to take captive profits from a major fraction of the State of California to try to impose contentious social change on the whole state of California for the sake of retaining business interests in a single city. Captive customers in Bakersfield have no interest in whether PG&E does business in San Francisco.

PG&E claims that the donation should be included in ordinary business operations without shareholder oversight. The shareholders should have a say in how the employees are treated. The donation caused clear and visible employee unrest in Bakersfield and at Diablo Canyon Nuclear Power Plant. PG&E would be unwilling to disclose other incidents, but there were protests from other parts of the company as well.

I am sure, when you review my proposal, you will see the arguments clearly stating why it is unethical for PG&E to make such a donation. I raise the question how their action can be considered "ordinary business operations" unless PG&E is in the habit of conducting shadow operations.

PG&E has requested that you return your decision to them and they will forward a copy to me. I request that you send me my own copy of your decision.

I would appreciate your response to this e-mail, as confirmation that this e-mail and the attached No-Action Letter Request have been received.

As mentioned in the email, my contact information is

mailing address:

*** FISMA & OMB Memorandum M-07-16 ***

e-mail address:
telephone number *** FISMA & OMB Memorandum M-07-16 ***

With best regards,
Dennis W. Dubro, PhD

-----Original Message-----
From: Corporate Secretary [mailto:CorporateSecretary@exchange.pge.com]
Sent: Tuesday, December 28, 2010 9:56 AM
To: shareholderproposals@sec.gov
Cc: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Rule 14a-8: PG&E Corporation Request for No-Action Letter re: Dubro Proposal - SEC NAL Request - Dubro 122810

<<SEC NAL Request - Dubro 122810.pdf>>
Ladies and Gentlemen,

PG&E Corporation hereby submits the attached No-Action Letter request relating to a shareholder proposal submitted for inclusion in PG&E Corporation's 2011 proxy materials.

The proposal was submitted by Dennis W. Dubro, PhD. Mr. Dubro's contact information is included in the attached submission, and is reproduced below for the Staff's convenience:

- mailing address:

    *** FISMA & OMB Memorandum M-07-16 ***

- e-mail address:
- telephone number: *** FISMA & OMB Memorandum M-07-16 ***

If there are any questions regarding the submission, I can be reached at:

- mailing address:

    PG&E Corporation
    One Market, Spear Tower
    Suite 400
    San Francisco, CA 94105

- e-mail address: CorporateSecretary@pge.com
- telephone number: (415) 817-8207
- FAX number: (415) 817-8225

We would appreciate your response to this e-mail, as confirmation that this e-mail and the attached No-Action Letter Request have been received.

Thank you very much,

Frances Chang
Attorney for PG&E Corporation

PG&E Corporation.

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

December 28, 2010

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation – Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated Under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling – Proposal from Dr. Dennis W. Dubro

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of PG&E Corporation's intent to exclude the above-referenced shareholder proposal (with the supporting statement, the "Proposal") pursuant to Rule 14a-8(i)(7) from the proxy materials for PG&E Corporation's 2011 Annual Meeting of Shareholders (the "2011 Proxy Materials") because the Proposal deals with a matter relating to PG&E Corporation's ordinary business operations.

The Proposal was submitted by Dr. Dennis W. Dubro (the "Proponent") who is a shareholder of PG&E Corporation and qualified to submit a proposal pursuant to Rule 14a-8. PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes the Proposal from its 2011 Proxy Materials.

In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being provided to the Proponent.[1] The letter informs the Proponent of PG&E Corporation's intention to omit the Proposal from its 2011 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before PG&E Corporation intends to file its definitive 2011 Proxy Materials with the Commission.

I. BACKGROUND

PG&E Corporation originally received a proposal from the Proponent on October 26, 2010. The original proposal contained 552 words. By letter dated November 3, 2010, PG&E Corporation

[1] Because this request is being submitted electronically, PG&E Corporation is not submitting six copies of the request, as specified in Rule 14a-8(j).

notified the Proponent of the 500-word limitation set forth in Rule 14a-8(d). On November 5, 2010, the Proponent resubmitted what now constitutes the Proposal.[2]

The resolution itself consists of a single sentence:

> Shareholders request that PG&E Corporation and all its entities remain neutral in any activity relating to the definition of marriage.

The supporting statement discusses PG&E Corporation's 2008 donation of $250,000 to oppose California's Proposition 8. (Proposition 8 was approved by California voters in November 2008 and amended the California State Constitution to read that only a marriage between a man and a woman is valid or recognized in California.) The supporting statement further states the views of the Proponent on the PG&E Corporation donation and its affect on the PG&E Corporation workplace, as well as some of the Proponent's views on the definition of marriage.

A copy of the Proposal and all related correspondence is included as Exhibit A.

II. REASON FOR EXCLUSION

PG&E Corporation intends to exclude the Proposal under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to PG&E Corporation's ordinary business operations.

According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." (Securities Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release")).

As articulated in the 1998 Release, there are two central considerations on which the ordinary business exclusion is based. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they cannot, "as a practical matter, be subject to direct shareholder oversight." The second consideration relates to the degree to which the proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." These considerations notwithstanding, the Staff has allowed shareholder proposals that would otherwise fall within parameters of the ordinary business exclusion if the proposals also involve a significant social policy issue.

Superficially, the Proposal seeks that PG&E Corporation and all its entities remain neutral in any activity relating to the definition of marriage. Although the resolution itself is relatively brief and vague in its formulation, read together with the supporting statement it is clear that it is intended to prevent PG&E Corporation from becoming involved in either supporting or opposing any particular definition of marriage and suggests, particularly, that it is intended to prevent PG&E Corporation

[2] The Proponent filed the revision under protest, and notified PG&E Corporation of his intent to seek a determination from the Commission regarding whether articles (*i.e.*, "a," "an," and "the") should be included when determining whether a shareholder submission meets the 500-word limit. On December 9, 2011, PG&E Corporation received an inquiry from the Commission's Office of Investor Education and Advocacy, requesting PG&E Corporation's response to the Proponent's claim. As a courtesy to Staff, a copy of that correspondence is included as Exhibit B.

from making any contributions or donations to entities that either support or oppose any particular definition of marriage.

In determining whether to allow exclusion of a proposal related to a contribution or donation in the past, the Staff has differentiated between (a) proposals that were content neutral and generally directed to the disclosure of information regarding all contributions and (b) proposals related to contributions to specific types of organizations. The Staff has found that only the former involves a social policy issue sufficiently significant to transcend the ordinary business exclusion. See, for example, such letters as *Halliburton Company* (March 11, 2009), *Ford Motor Co.* (February 25, 2008) and *PepsiCo Inc.* (March 3, 2006) denying no-action relief under Rule 14a-8(i)(7) as to proposals which, without criticizing donations to any particular group, asked that the companies disclose all corporate charitable contributions.

In contrast, the Staff has consistently found that proposals requesting a company to refrain from making contributions to specific types of organizations, or to make contributions to specific types of organizations, relate to a company's ordinary business operations and may therefore be excluded from proxy materials pursuant to Rule 14a-8(i)(7). *See Target Corporation* (March 31, 2010) and *Starbucks Corp.* (December 16, 2009) (proposals that the board prepare a written report regarding charitable donations since 2004 and requesting that the report address "the feasibility of concrete policy changes, including minimizing donations to charities that fund animal experiments"); *Pfizer, Inc.* (February 12, 2007) (proposal that board report to shareholders on the justification for its charitable contributions to certain scientific research programs that promote medical research and training using animals); *Walgreen Co.* (October 20, 2006) (proposal that the company disassociate itself and refrain from providing financial support to any gay games or other future activities supporting homosexual activity or lifestyle); *Wachovia Corp.* (January 25, 2005) (proposal recommending the board disallow contributions to Planned Parenthood and other organizations involved in providing abortion services); *Verizon Communications Inc.* (January 25, 2005) (proposal requesting that the board establish a policy to preclude financial support of Jesse Jackson and nonprofit organizations identified with Jesse Jackson); *Boeing Company* (January 21, 2005) (proposal directing the company's gift matching program to include the Boy Scouts of America as an eligible organization); and *Aetna, Inc.* (February 23, 2002) (proposal relating to the company's contributions to organizations that promote larger government or more government regulation). Even more on point is *BellSouth Corporation* (January 17, 2006) (proposal requesting that the board make no direct or indirect contribution from the company to a any legal fund used in defending any politician). While most of the no-action relief granted by the Staff in this context has involved contributions to specific types of charitable organizations, BellSouth illustrates that such relief is not so limited.

In addition, the Staff has consistently permitted the exclusion of proposals under Rule 14a-8(i)(7) as relating to ordinary business where the statements surrounding facially neutral resolutions indicate that the proposals were actually directed to eliciting shareholder reaction to donations to particular charities. See, *e.g.*, *Wells Fargo & Co.* (February 12, 2007) (proposal requesting management to list and post on the company's website all charitable organizations that were recipients of company donations; however, "whereas" clauses preceding the resolution contained multiple references to Planned Parenthood and organizations the Proponent viewed as supporting abortion and homosexuality). See also, *American Home Products Corp.* (March 4, 2002) and *Schering-Plough Corp.* (March 4, 2002) (supporting statements opposed abortion).

The contents of the Proposal are neither content neutral nor even facially neutral. Rather the contents of the Proposal are akin to those in *Target, Starbucks, Walgreen, Wachovia, Verizon, Boeing, Aetna, and Bellsouth* above and the rationale of those letters also strongly supports exclusion of the Proposal. As with the charitable and political contributions at issue in each of those no-action letters, and as is implicit from the entire supporting statement, by presenting the Proposal the Proponent is trying to "micro-manage" PG&E Corporation's decisions with respect to a particular political cause.

III. CONCLUSION

As discussed above, PG&E Corporation believes because the Proposal deals with a matter relating to PG&E Corporation's ordinary business operations, PG&E Corporation may exclude it from the 2011 Proxy Materials pursuant to SEC Rule 14a-8(i)(7). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal from its 2011 Proxy Materials in reliance on the aforementioned rule.

Because the Corporation must finalize the relevant proxy materials by March 16, 2011, we would appreciate a response from Staff by March 9, 2011.

If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by e-mail at CorporateSecretary@pge.com and by fax at (415) 817-8225 when it is available. PG&E Corporation will promptly forward a copy of the letter to the Proponent.

If you have any questions regarding this request or desire additional information, please contact me at (415) 817-8207.

Very truly yours,



Frances S. Chang

Attorney for PG&E Corporation

Attachments: Exhibits A - B

cc: Linda Y.H. Cheng
Dennis W. Dubro (*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

Dennis W. Dubro

*** FISMA & OMB Memorandum M-07-16 ***

October 25, 2010
Email: *** FISMA & OMB Memorandum M-07-16 ***
Phone: *** FISMA & OMB Memorandum M-07-16 ***

Investor Relations
Shareholder Proposal -- Attn: Ms Janice Stetler
PG&E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105-1126

Dear Madam:

Please find, below, my shareholder proposal for the 2011 Proxy Statement and 2011 Annual Shareholder Meeting for PG&E Corporation and Company.

To qualify my eligibility, I am also enclosing a statement from my broker, Charles Schwab, indicating that I have owned 2900 shares of PG&E common stock since 2003, and I will continue to hold these shares through the 2011 Shareholders Meeting.

Sincerely yours,



Dennis W. Dubro, PhD
encl: ownership statement from Charles Schwab

Wording of shareholder proposal for PG&E's 2011 Proxy Statement and Annual Shareholder Meeting:

"The PG&E Board, Corporation, Company and all their entities are directed to remain neutral in any future activity relating to the definition of marriage."

In the November, 2008, election, PG&E donated $250,000 from shareholder profits to defeat Proposition 8, the Protect Marriage Amendment to the California State Constitution. The proposition passed and has become law. Marriage in California is now defined as a relationship existing only between a man and a woman.

Pending the results of lawsuits, the opponents to the law have expressed their intention to attempt to overturn it at some future time.

PG&E is a regulated monopoly with a protected service territory to provide electric (and other) services in California. If anyone wants to buy electricity, which is an essential commodity, within that captive market, they have to buy from PG&E. The company is guaranteed jobs and an income stream from this business even in difficult economic times in which our ratepayers may be out of work. As such, PG&E, from an ethical point of view, has a semi-government trust to remain neutral in political activities of a social nature. The shareholders submitting this proposal maintain that it is unethical for PG&E to take shareholder profits gained from sales to captive ratepayers and lobby for social legislation which lies outside of its area of expertise and core competency.

What is at issue in civil society is two competing definitions of marriage. One redefines marriage to be an emotional relationship between consenting adults for the private benefit of those adults, which is a limited subset of the population. There is no state interest in regulating such relationships.

The traditional and current definition of marriage is a relationship between a man and a woman, and the children which come from that relationship, and it is for the benefit of the children. This is a universal civil benefit since every child has a mother and a father. And since children cannot legally speak for themselves, as minors, it is in the interest of the state to represent and defend them, and the relationship which produced them and has responsibility for their upbringing.

In the variety but limited cases where a child is deprived of his or her biological parents, anyone who comes forward to raise the child is only to be praised. However this relationship is not one of marriage -- it is one of parenting, and it can never replace marriage, nor can it replace the biological parents.

The company claims to have a healthy respect for diversity in the workplace and to be dedicated to a harassment-free workplace. The concept of marriage is a civil institution and it has nothing to do with the treatment of individuals within the workplace. Those concerned about a variety of issues grouped under the umbrella of "civil rights" can verify that all the rights and responsibilities of marriage are already granted to domestic partnerships under California Family Code 297.5 Furthermore, the action taken by the company to defeat Proposition 8, contrary to providing a harassment-free workplace for all, has created an intimidating atmosphere for those employees who subscribe to the importance of traditional marriage. The fact that Proposition 8 passed with a majority vote would indicate that the company's position is offensive to the majority of its employees and captive ratepayers.

charles SCHWAB

October 20, 2010

Account #: *** FISMA & OMB Memorandum M-07-16 ***
Questions: 800-378-0685 x48124

Dennis Dubro

*** FISMA & OMB Memorandum M-07-16 ***

Confirmation of Shares Held

Dear Dennis Dubro,

Please accept this letter as confirmation of P G & E shares held in your account. As of the date of this letter, you hold 2900 shares of P G & E common stock worth approximately $137,750.00, and have held the shares since 2003.

Please note: The current balance presented is a true representation based on our records. The value of the security held in this account is subject to change depending upon market conditions and activities.

Thank you for investing with Schwab. We appreciate your business and look forward to serving you in the future. If you have any questions, please call me or any Client Service Specialist at 800-378-0685 x48124.

Sincerely,



Tina Cameron
Service Operations and Support
9401 E Panorama Circle
Englewood, CO 80112



Linda Y.H. Cheng
Vice President
Corporate Governance
and Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

415.267.7070
Fax 415.267.7260

November 3, 2010

VIA E-MAIL *** FISMA & OMB Memorandum M-07-16 *** and FEDEX

Mr. Dennis W. Dubro

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Dubro:

This will acknowledge receipt on October 26, 2010 of a shareholder proposal and supporting statement (the "Proposal") submitted by you for consideration at PG&E Corporation's 2011 annual meeting.

The Securities and Exchange Commission's (SEC's) regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC, Division of Corporate Finance, 100 F Street, NE, Washington, D.C. 20549.

SEC Rule 14a-8, Question 4 specifies that a shareholder's proposal, including any accompanying supporting statement, may not exceed 500 words. Based on our preliminary review, we believe that the Proposal exceeds this 500-word limit.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy the SEC procedural requirements, and provide the shareholder with the opportunity to adequately correct the problems. According to Rule 14a-8, paragraph (1) under Question 6, your reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

If the Corporation does not receive an appropriately revised proposal from you within the 14-day limit, the Corporation intends to omit the Proposal from the Corporation's 2011 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural requirements noted above, we have not determined whether the submission could be omitted from the Corporation's proxy statement on other grounds. If you adequately correct the procedural deficiencies within the 14-day time frame, the Corporation reserves the right to omit your proposal if another valid basis for such action exists.

Sincerely,



Vice President, Corporate Governance
and Corporate Secretary

LYHC:jls

From: DWDubro [mailto*** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 03, 2010 8:39 PM
To: Stetler, Janice
Cc: Kelly, Dave (Corp Sec)
Subject: RE: Shareholder proposal

Hello Ms Stetler,

Thank you for your email and notification. In my experience in the academic world and my work with the media, the use of the articles "a", "an", and "the" has never been included in word count requirements. If the articles are removed, the word count is less than 500 words. I am really surprised that a company with PG&E's reputation and public profile chooses to be so pernickety with regard to my shareholder proposal. I will be contacting the S.E.C. to get their ruling on this. But before doing so, I will call you tomorrow to discuss this and see if you intend to remain resolute in your determination of this issue.

I am especially concerned that you have rejected this proposal out of hand on "procedural grounds" without comment on the adequacy for submission of the proposal itself. This means that you could continue to reject my proposal on future technicalities until the deadline for submission of December 1 has passed.

Thank you for your time,
Dennis Dubro, PhD

> -----Original Message-----
> **From:** Stetler, Janice [mailto:jlsn@pge.com]
> **Sent:** Wednesday, November 03, 2010 3:25 PM
> **To:** DWDubro
> **Cc:** Kelly, Dave (Corp Sec)
> **Subject:** Shareholder proposal
>
> Good afternoon Mr. Dubro,
>
> Please see the attached letter from Linda Y.H. Cheng in response to the shareholder proposal you submitted to PG&E Corporation on October 26, 2010. The original is being sent to you today via Federal Express.
>
> <<Dubro - 110310.pdf>>
>
> Please let me know if you have any questions.
>
> Thank you, and have a pleasant evening.
>
> -Janice
>
> ***Janice L. Stetler***
> Shareholder Services Administrator
> Office of the Corporate Secretary

PG&E Corporation/Pacific Gas and Electric Company
(415) 267-7016

Dennis W. Dubro

*** FISMA & OMB Memorandum M-07-16 ***

November 5, 2010

Email: *** FISMA & OMB Memorandum M-07-16 ***
Phone: *** FISMA & OMB Memorandum M-07-16 ***

Investor Relations
Shareholder Proposal -- Attn: Ms Janice Stetler
PG&E Corporation
One Market, Spear Tower
Suite 2400
San Francisco, CA 94105-1126

Dear Madam:

I am in receipt of your letter from Vice President Linda Cheng, dated November 3, 2010, acknowledging receipt of my shareholder proposal to PG&E, and also expressing your belief that my proposal exceeds the 500 word limit allowed by S.E.C. Rule 14a-8.

As I expressed in my recent email, my experience in the academic world, press releases to the media and classified ad charges, I have never seen an entity count the articles ("a", "an" and "the") in a word count limit. I will be asking the S.E.C. for a ruling on this.

Under protest, I am submitting an edited version of my proposal, below, which meets the 500-word limit including the articles.

Thank you for your time and consideration,

Dennis W. Dubro, PhD

Wording of shareholder proposal for PG&E's 2011 Proxy Statement and Annual Shareholder Meeting:

"Shareholders request that PG&E Corporation and all its entities remain neutral in any activity relating to the definition of marriage."

In the 2008 election, PG&E donated $250,000 to defeat Proposition 8, the Protect Marriage Amendment to the Constitution. The proposition passed. Marriage in California is now defined as a relationship existing only between a man and a woman.

Pending the results of lawsuits, the opponents have expressed their intention to overturn it.

PG&E is a regulated monopoly with a protected service territory to provide electric services in California. If anyone wants to buy electricity, an essential commodity, within that captive market, they have to buy from PG&E. The company is guaranteed jobs and income from this business even in difficult times in which our ratepayers may be out of work. As such, PG&E, from an ethical point of view, has a semi-government trust to remain neutral in political activities of a social nature. We maintain that it is unethical for PG&E to take shareholder profits gained from sales to captive ratepayers and lobby for social legislation which lies outside of its area of expertise and core competency.

What is at issue in society is two competing definitions of marriage. One redefines marriage to be an emotional relationship between consenting adults for the private benefit of those adults, which is a limited subset of the population. There is no state interest in regulating such relationships.

The traditional and current definition of marriage is a relationship between a man and a woman, and the children which come from that relationship, and it is for the benefit of the children. This is a universal benefit since every child has a mother and a father. And since children cannot legally speak for themselves, it is in the interest of the state to represent and defend them, and the relationship which produced them and has responsibility for their upbringing.

In the limited cases where a child is deprived of her biological parents, anyone who comes forward to raise the child is only to be praised. However this relationship is not one of marriage -- it is one of parenting, and it can never replace marriage, nor can it replace the biological parents.

The company claims to have a healthy respect for diversity in the workplace and to be dedicated to a harassment-free workplace. The concept of marriage is a civil institution and it has nothing to do with the treatment of individuals within the workplace. Those concerned with issues under the umbrella of "civil rights" can verify that all the rights and responsibilities of marriage are granted to domestic partnerships under California Family Code 297.5 The action taken by the company to defeat Proposition 8, contrary to providing a harassment-free workplace for all, has created an intimidating atmosphere for employees who accept the importance of traditional marriage. Since Proposition 8 passed with a majority vote, it would indicate that the company's position is offensive to the majority of its employees and captive ratepayers.

EXHIBIT B

-----Original Message-----
From: Gallagher, Kristin
Sent: Thursday, December 09, 2010 3:39 PM
To: Cheng, Linda Y. H. (Corp. Sec.)
Cc: Stetler, Janice; Lopez, Beatrice
Subject: FW: Investor Complaint - File HO::~00093763~::HO [ref:00D3JxQy.5003BUrG8:ref]

Hi Linda,

This email was sent to the investor relations mailbox. We have not previously been in contact with this shareholder. The SEC is enacting a 14 day period from today to respond to the complaint per the format outlined below.

Thank you,
Kristin

Kristin Gallagher
Office of the VP, Investor Relations
PG&E Corporation
(415) 817-8108 • Fax (415) 267-7268
kristin.gallagher@pge-corp.com

-----Original Message-----
From: "Help" <help@sec.gov> [mailto:help@sec.gov]
Sent: Thursday, December 09, 2010 1:28 PM
To: Investor Relations (mailbox)
Subject: Investor Complaint - File HO::~00093763~::HO [ref:00D3JxQy.5003BUrG8:ref]

Dear Compliance Officer:

We have received the enclosed complaint from one of your firm's clients. Please analyze the complaint carefully and prepare a written response addressing all of the issues raised in the complaint. Your response should describe clearly the actions you are taking in response to the complaint. If appropriate, please provide documentation supporting your findings.

Please send your response to the client, with a copy to our office, within 14 days of the receipt of this letter. If you cannot meet this deadline, please let me know.

You can access an electronic copy of SEC Form 1661 by clicking on: www.sec.gov/about/forms/sec1661.pdf, or, if that doesn't work, by cutting and pasting the URL.

If you have any questions, please contact me.

Sincerely,

Giulia De Carlo Jaeger
Investor Assistance Specialist
U. S. Securities & Exchange Commission
Office of Investor Education and Advocacy 100 F Street, NE Washington, DC 20549-0213
Phone:
Fax: *** FISMA & OMB Memorandum M-07-16 ***
E-mail:

Correspondent Name: Dennis Dubro
Create Date: 11/12/2010
Origin: Email
File #: HO::~00093763~::HO

Description:
I am a shareholder of Pacific Gas & Electric Corporation common stock. I am trying to submit a shareholder's proposal to the proxy statement and 2011 annual business meeting. I was informed of SEC rule 14a-8. I submitted my proposal and it was rejected because the company said I exceeded the 500-word limit. In all of my academic work and dealings with the media, no one has ever counted the articles "a", "an" and "the" in a word count limit. I talked to Investor Relations at PG&E and they say they count every word. I would like to get a ruling from the SEC if the word count limit includes the "articles"
in the English language. This is my first shareholder proposal and I expect to get "push back" from the company. Is this the best way to contact the SEC regarding the rights of shareholders?

Title: Dr.
First Name: Dennis Middle Name: W Last Name: Dubro
Address: *** FISMA & OMB Memorandum M-07-16 ***
City: *** FISMA & OMB Memorandum M-07-16 ***
State: *** FISMA & OMB Memorandum M-07-16 *** Zip: Country: United States Occupation Type: Individual Investor

Contact Day Phone: *** FISMA & OMB Memorandum M-07-16 *** Alternate Phone:
Email: *** FISMA & OMB Memorandum M-07-16 ***

ref:00D3JxQy.5003BUrG8:ref

Chang, Frances (LAW)

From: Chang, Frances (LAW)
Sent: Wednesday, December 22, 2010 9:52 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: FW: Response to Investor Complaint - File HO::~00093763~::HO

Ms. Jaeger,

Attached is PG&E Corporation's reply to Mr. Dennis Dubro, in response to your correspondence from December 9, 2010. I apologize that you were inadvertently omitted from yesterday's e-mail transmission.

Please let me know if you have any questions or comments.

Frances Chang
Law Department
Pacific Gas and Electric Company
PH: 415.817.8207
FAX: 415.817.8225

From: Corporate Secretary
Sent: Tuesday, December 21, 2010 9:16 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Response to Investor Complaint - File HO::~00093763~::HO

Mr. Dubro,

Attached is our response to your November 12, 2010 communication to the Securities and Exchange Commission.



Dubro - 122010
response to SEC...

Office of the Corporate Secretary
PG&E Corporation
415.267.7070



One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

December 20, 2010

VIA E-MAIL to: *** FISMA & OMB Memorandum M-07-16 ***

Dr. Dennis W. Dubro

*** FISMA & OMB Memorandum M-07-16 ***

Re: Investor Complaint - File HO::~00093763~::HO

Dear Dr. Dubro:

PG&E Corporation has been asked to respond to the shareholder inquiry that you filed with the Securities and Exchange Commission's (SEC) Office of Investor Education and Advocacy regarding the proper method for counting words to determine whether a shareholder proposal submitted under Rule 14a-8 under the Securities Exchange Act of 1934 satisfies the 500-word limit. PG&E Corporation received your inquiry on December 9, 2010 from Giulia De Carlo Jaeger, Investor Assistance Specialist, in the Office of Investor Education and Advocacy. The December 9, 2010 correspondence from SEC staff requests that PG&E Corporation address your inquiry by:

- Providing you with a written response to the issues raised in the complaint, and
- Describing any actions that the Corporation is taking in response.

This response is being sent to you within 14 days of the SEC's correspondence to PG&E Corporation.

FACTUAL BACKGROUND:

On October 26, 2010, PG&E Corporation received the shareholder proposal that you submitted for inclusion in PG&E Corporation's 2011 proxy materials. On November 3, 2010, PG&E Corporation sent you a letter indicating PG&E Corporation's belief that the proposal and supporting statement together exceeded the applicable regulatory limit of 500 words, and providing you with an opportunity to correct this deficiency.

On November 5, 2010, you timely submitted a revised proposal and supporting statement, and PG&E Corporation agrees that the resubmission satisfies the 500-word limit.

However, your November 5, 2010 submission and other correspondence also indicated that you would seek a ruling from the SEC regarding whether PG&E Corporation was correct in counting articles (i.e., "a," "an," and "the") toward the 500-word limit. Your inquiry to the Office of Investor Education and Advocacy represents this request, and reads as follows:

> I am a shareholder of Pacific Gas & Electric Corporation common stock. I am trying to submit a shareholder's proposal to the proxy statement and 2011 annual business meeting.



I was informed of SEC rule 14a-8. I submitted my proposal and it was rejected because the company said I exceeded the 500-word limit. In all of my academic work and dealings with the media, no one has ever counted the articles "a", "an" and "the" in a word count limit. I talked to Investor Relations at PG&E and they say they count every word. I would like to get a ruling from the SEC if the word count limit includes the "articles" in the English language. This is my first shareholder proposal and I expect to get "push back" from the company. Is this the best way to contact the SEC regarding the rights of shareholders?

PG&E Corporation's response follows.

RESPONSES TO ISSUES RAISED IN YOUR COMPLAINT:

- *I am a shareholder of Pacific Gas & Electric Corporation common stock. I am trying to submit a shareholder's proposal to the proxy statement and 2011 annual business meeting. I was informed of SEC rule 14a-8. I submitted my proposal and it was rejected because the company said I exceeded the 500-word limit.*

  PG&E Corporation believes your original submission contained 552 words, which is more than 50 words greater than the applicable word limit. In making this determination, the Corporation counted all words starting from "The PG&E Board, Corporation . . ." and ending with ". . . captive ratepayers," using methods consistent with regulations and guidance, and with PG&E Corporation's prior practice in this area (see additional discussion below).

  It is PG&E Corporation's practice to inform shareholders when their timely Rule 14a-8 shareholder proposals exceed the 500-word limit, and then provide those shareholders with an opportunity to correct the deficiency as provided under the proxy regulations.

  Your submission was handled consistent with these practices.

- *In all of my academic work and dealings with the media, no one has ever counted the articles "a", "an" and "the" in a word count limit.*

  PG&E Corporation is unaware of these word counting practices, but believes that the word counting methodology for shareholder proposals should conform with SEC rules and guidance, and not with practices in media or academia.

- *I talked to Investor Relations at PG&E and they say they count every word. I would like to get a ruling from the SEC if the word count limit includes the "articles" in the English language.*

  Although PG&E Corporation would conform to any guidance from the SEC indicating that it should not count "articles" for these purposes, PG&E Corporation notes that it has been unable to identify any SEC regulations or guidance that support your position. Rule 14a-8(d) simply states that a shareholder's "proposal, including any accompanying supporting statement, may not exceed 500 words." The language suggests that all words are counted, and does not imply that certain words should be ignored.



SEC staff legal bulletins and No-Action Letters do elaborate on certain aspects of the word counting process, but none address your specific question. For example, guidance and No-Action Letters have established the following rules, which PG&E Corporation applied when counting the number of words in your original submission:

(i) count hyphenated words as two or more words (see *Minnesota Mining and Manufacturing Company* (Feb. 27, 2000)), and
(ii) count numbers as one word *(see American Express Co.* (Jan. 18, 1995)).

Because there were no titles, headings, or website addresses in the proposal or in the supporting statement, PG&E Corporation did not have to address the guidance provided in Staff Legal Bulletin No. 14 (C.2.a and .b) (July 13, 2001).

- *This is my first shareholder proposal and I expect to get "push back" from the company.*

PG&E Corporation notes that your submissions have been handled using the same rules and procedures as apply to other shareholder proponents, and all in conformance with what PG&E Corporation understands to be the applicable SEC regulations.

FUTURE PG&E CORPORATION ACTIONS

For the reasons stated above, PG&E Corporation believes its method for counting the number of words in shareholder proposals (i.e., counting the articles for purposes of the 500-word limitation) is consistent with SEC rules and interpretive guidance. If in the future the SEC issues rules or guidance to alter this position, PG&E Corporation will alter its procedures accordingly.

Please feel free to contact me if you have any further questions or comments.

FRANCES S. CHANG

Attorney for PG&E Corporation

cc: Giulia De Carlo Jaeger, Investor Assistance Specialist,
U. S. Securities & Exchange Commission
Office of Investor Education and Advocacy
100 F Street, NE
Washington, DC 20549-0213
E-mail: *** FISMA & OMB Memorandum M-07-16 ***

Linda Y.H. Cheng

F:\proxy\Proxy 2011\SH Proposals\PG&E corp Response to HO 00093763 0 Dubro - 12-20-10.doc